
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 21, 2010

Robert S. Risoleo, Esq.
Paul J. McElroy, Esq.
Sullivan & Cromwell LLP
1701 Pennsylvania Avenue, N.W.
Washington, D.C. 20006

Re: Corporación Andina de Fomento ("CAF")
Registration Statement under Schedule B
Filed June 4, 2010
File No. 333-167348

Dear Sirs:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where appropriate in the registration statement, please discuss the impact on CAF's operations of any default or restructuring by any CAF's member country of its sovereign debt obligations.

2. Please describe how the European sovereign debt crisis has affected or may affect CAF's operations. Your response should include a description of any material impact or potential impact on CAF caused by the downgrading of the rating for any European sovereign debt. In this regard, please address any material impact on CAF of the recent downgrading of Spain's debt, noting Spain's status as an associated shareholder in CAF and the level of Spanish investment in South American economies.

3. We note that inflation has increased or remained relatively high in several CAF member countries. If material, please briefly discuss the causes of inflation and the impact of inflation in CAF member countries on CAF's operations.

4. Please briefly discuss any material impact on CAF's operations caused by fluctuations in the price of crude oil, as well as any impact of reduced crude oil output by CAF member countries.

5. We note the nationalization of certain industries and the government take-over of certain assets that has occurred in several CAF member countries, for example pension funds in Argentina and Ecuador; energy companies and major banks in Venezuela; and electricity companies in Bolivia. If material, please briefly discuss the impact of these nationalizations and government take-overs on CAF's operations.

6. We note press reports of disagreements between Colombia and Venezuela, and Colombia and Ecuador, relating to the Fuerzas Armadas Revolucionarias de Colombia (FARC). If material, please discuss the impact of this or other regional conflicts on CAF's operations, including any impact on trade or diplomatic relations between CAF member countries.

7. If material, please describe any affect on CAF's operations caused by the opposition of the Bolivian government to rebellious groups in northern Bolivia.

8. If material, please describe protests in Peru by indigenous groups opposed to oil drilling, logging, and similar projects in rain forest areas, and any affect that these protests have on CAF operations.

9. If material, please discuss any effect that the proposed Banco del Sur may have on CAF's development lending activities.

10. If material, please describe how the Gulf of Mexico oil spill has affected or may affect CAF's operations.

Capital Structure, page 5

11. In the paragraph above the table on page 9, please clarify whether all associated shareholder countries (in addition to full member shareholder countries) were current in their capital payments.

Management's Discussion and Analysis, page 12

12. If material, please briefly expand the discussion the two defaulted securities that were responsible for CAF's net unrealized portfolio losses in 2008 and 2009, as referenced in the fifth paragraph on page 12.

13. Please clarify by whom the investment grade instruments with a rating of A-/A3/A- or better must be rated, as mentioned in the second paragraph under the heading "Liquidity" on page 16 (for example, a U.S. national recognized statistical rating organization). The same comment applies to the first paragraph under the heading "Other Activities" on page 24, and anywhere else a specific rating is mentioned without identifying the source of the rating.

Operations of CAF, page 18

14. Regarding the "B" portion of the "A/B" loan program described on page 19, please clarify CAF's role as the lender of record for the entire loan, noting that banks assume the credit risk under the B portion of the loan. Similarly, please explain the exclusion of the "B" portion of "A/B" loans from the "tables on loan exposure" mentioned on page 20.

Asset and Liability Management, page 30

15. On page 30, please briefly expand on CAF's use of derivatives or include a cross-reference to discussion of CAF's use of derivatives elsewhere in the registration statement (e.g. the discussion of "Derivative Instruments and Hedging Activities" on page F-28).

The Full Member Shareholder Countries, page 34

16. Please briefly explain why exports declined year-over-year from 2008 to 2009 for all of the countries in the "Selected Demographic and Economic Data" table on pages 34 and 35. Please also define the abbreviation "f.o.b." as it is used in that table.

Closing Comment

Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

Corporación Andina de Fomento
June 21, 2010
4

    We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    Please direct any questions about these comments to me at (202) 551-3450.

                                        Sincerely,

                                        Michael Coco
                                        Senior International Counsel

Sent via facsimile:
Paul J. McElroy, Esq.
Sullivan & Cromwell LLP
(202) 293-6330